U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending July 31, 2002

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Marc Dagenais
Corporate Secretary
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ Form 40-F _X_

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

LIST OF DOCUMENTS

1° Press release issued by Cambior Inc. on July 23, 2002 announcing its second quarter financial results; and

2° Press release issued by Cambior Inc. on July 24, 2002 announcing the reduction of gold hedging commitments.

CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, July 23, 2002
All amounts are expressed in US dollars

CAMBIOR ANNOUNCES ITS SECOND QUARTER FINANCIAL RESULTS

- ***Gold production of 137,000 ounces; niobium production of 392 tonnes***
- ***Earnings of $0.6 million before non-hedge derivative losses***
- ***22% decrease in total financial obligations***
- ***Completion of a Cdn $60 million unit offering***
- ***Completion of Rosebel acquisition***
- ***Improvement of mandatory hedging covenants and reduction of hedging commitments***

SECOND QUARTER FINANCIAL RESULTS

For the second quarter ended June 30, 2002, revenues totaled $48.7 million, slightly lower than the corresponding quarter in 2001, and the operating margin (EBITDA[1]) was $8.4 million (6¢ per share) compared to $9.4 million (10¢ per share) for the second quarter of 2001.

Cash flows from operating activities were $0.1 million. No cash flows were recognized for the delivery of gold under the terms of the Prepaid Gold Forward Sale Agreement as the full proceeds thereof were received on January 12, 2001. If the value of gold delivered was included, adjusted cash flows from operating activities would have been $3.2 million (2¢ per share) compared to $7.3 million (8¢ per share) for the corresponding quarter of 2001.

Cambior continues to make steady progress towards returning to profitability. Earnings, prior to the non-cash adjustment in the valuation of non-hedge derivative instruments, were $0.6 million (0¢ per share) compared to a loss of $1.4 million (2¢ per share) for the corresponding quarter of 2001. Including this non-cash adjustment, the Company incurred a net loss of $3.1 million (2¢ per share) compared to a net loss of $10.9 million (12¢ per share) in the corresponding period of 2001.

As at the end of the second quarter of 2002, the Company had 154.6 million shares and 24.3 million listed warrants outstanding.

---

[1] EBITDA: Earnings before interest, taxes, depreciation and amortization and unrealized non-hedge derivative losses and other.

FIRST SIX MONTHS FINANCIAL RESULTS

Revenues for the first six months of 2002 totalled $98.2 million compared to $97.4 million for the same period in 2001. EBITDA for the first six months was $18.3 million compared to $15.9 million for the corresponding period of 2001. The improvement in 2002 resulted from an increase of $15 per ounce in the realized price of gold.

Cash flows from operating activities amounted to $9.3 million. If the value of gold delivered was included, adjusted cash flows from operating activities would have been $15.4 million (12¢ per share) compared to $19.7 million (22¢ per share) for the corresponding period of 2001. This last amount does not consider the receipt of the $55.0 million proceeds from the prepaid gold forward agreement.

For the first six months of the year, earnings, prior to the non-cash adjustment in the valuation of non-hedge derivative instruments, were $2.1 million (2¢ per share) compared to a loss of $6.8 million (8¢ per share) for the first six months of 2001. Including this unrealized adjustment, the Company incurred a net loss of $13.5 million (11¢ per share) compared to a net loss of $11.8 million (13¢ per share) in the corresponding period of 2001.

PRODUCTION HIGHLIGHTS

For the second quarter of 2002, gold production totaled 137,000 ounces at a direct mining cost of $233 per ounce compared to 153,400 ounces at $219 in the second quarter of 2001. The decrease in production is mainly due to a decrease at the Omai mine, which was anticipated in the mining plan. Niobium production in the second quarter was 392 tonnes compared to 355 tonnes for the second quarter of 2001.

Gold production for the first six months of 2002 totalled 286,100 ounces at a direct mining cost of $219 per ounce, compared to 305,300 ounces produced in the same period last year at a cost of $219 an ounce. Cambior's share of production from the Niobec mine amounted to 821 tonnes of niobium, a 14% increase over the same period last year.

Production Highlights	**Second Quarter ended June 30,**		**First Half ended June 30,**	
Cambior's share	**2002**	2001	**2002**	2001
(Ounces @ direct mining costs ($/oz))				
Omai	**73,500 @ $232**	86,000 @ $227	**155,500 @ $218**	174,600 @ $220
Doyon Division	**55,100 @ $236**	59,300 @ $208	**113,200 @ $222**	114,300 @ $218
Sleeping Giant (50%)	**8,400 @ $222**	8,100 @ $212	**17,400 @ $212**	16,400 @ $208
Total	**137,000 @ $233**	153,400 @ $219	**286,100 @ $219**	305,300 @ $219
Niobium production (tonnes Nb) (50%)	**392**	355	**821**	719

The decrease in the second quarter's gold production at Omai was anticipated in the mining plan and is due to a lower grade of ore being milled as a result of processing an increased tonnage from the low-grade stockpile (0.8 g Au/t) and the completion of mining in the Wenot pit in April. The discharge of tailings into the Wenot pit began in May. The Omai mine will likely exceed its budgeted target of 285,500 ounces of gold this year by more than 15,000 ounces.

The Doyon Division produced 55,100 ounces of gold at a direct mining cost of $236 per ounce. The increase in the mining costs is due to a decrease in the grade from the underground mines during the quarter. In May 2002, the Company reached an agreement with the unionized workers of the Doyon Mine for the long-term renewal of the collective agreement until the end of November 2006.

During the quarter, Cambior's share of gold production from the Sleeping Giant mine totaled 8,400 ounces at a direct mining cost of $222 per ounce. Nearly 15,000 metres of diamond drilling were completed during the second quarter, including definition drilling, reserve development drilling and exploration drilling. Drilling confirmed the southern extension of lens 8 and the continuity of the ore in Lens 7 above level 665. A shaft deepening program is being considered at Sleeping Giant to allow access to resources at depth and to establish new drilling bases to explore for extensions to lenses, in particular Zone 8. A feasibility study should be completed in the fourth quarter.

During the second quarter, the Niobec mine received certification of its environmental management system (EMS) under the ISO 14001 standard. All of Cambior's operations have now achieved this prestigious certification.

FINANCIAL HIGHLIGHTS

Rebuilding Value: Create financial capacity while reducing financial obligations

As of June 30, 2002, Cambior has reduced its financial obligations to $68.5 million from $100.0 million at the beginning of the year, in line with its objective to aggressively pursue the reduction of its financial obligations. The reduction is mainly due to the Cdn $60 million unit public offering completed in May.

(in millions of $)	June 30, 2002	December 31, 2001
Long-term debt	25.7	51.1
Deferred revenue	42.8	48.9
Financial obligations	68.5	100.0

Capital expenditures for the second quarter of 2002 totaled $8.5 million compared to $4.4 million for the corresponding quarter in 2001. This increase is mainly due to the $2 million payment made to acquire Golden Star Resources Ltd.'s interest in the Rosebel project in Suriname. Investments were principally for underground exploration and development at the Doyon Division ($1.9 million), deferred development at the Omai Mine ($1.8 million) and the Rosebel Project ($2.8 million).

On June 12, 2002, Cambior announced that it had successfully negotiated a 50% reduction in its mandatory gold hedging covenants with its lenders. The mandatory hedging requirement is now fixed at 35% of production from its existing mines until 2005.

The Company also successfully negotiated a rescheduling for its remaining portion of the term loan with $3.4 million quarterly payments commencing June 2003 to September 2004 with a residual payment of $2.0 million on December 31, 2004. The Company intends, by the end of this year, to significantly reduce the size of its current revenue protection program when market conditions provide opportunity.

Due to the successful completion of its unit offering in May 2002, Cambior's cash resources increased to $32 million and shareholders' equity was $156 million or $1.01 (Cdn $1.53) per share at June 30, 2002.

Revenue Protection Program and Gold Market

The second quarter of 2002 featured sustained improvement in the market price of gold, with the price reaching a high of $327 per ounce. This improvement is due to several factors, including the recent weakness in the US dollar, the erosion of investor confidence following the wave of accounting/financial problems and the geo-political tensions and recent conflicts in the Middle East. During the quarter, gold averaged $312 per ounce, up $22 per ounce over the average price of gold in the first quarter of 2002.

In order to secure necessary net cash flows from operations to meet its financial obligations and satisfy bank covenants, the Company maintains a Revenue Protection Program for its gold operations. During the second quarter, the Company realized a price of $311 per ounce compared to a market price of $312 per ounce of gold.

The gold price at June 30, 2002 was $18 per ounce higher than at March 31, 2002 resulting in a negative adjustment of $3.7 million to the mark-to-market value for non-hedge derivative instruments which include call options and the variable volume forwards. This charge has no impact on cash flows and any future charges, either positive or negative, will decrease over time as these non-hedge derivative instruments will either expire or result in gold deliveries. In order to avoid the non-cash adjustments in future, the Company has decided to minimize the use of these optional instruments and the mark-to-market value of these instruments will become nil and have no further impact on the Company's earnings subsequent to 2004.

At June 30, 2002, the Company had gold commitments of 695,000 ounces at an average price of $324 per ounce with minimum delivery obligation of 230,000 ounces at $339 per ounce under these optional instruments. During the second quarter of 2002, the quantity of gold subject to the non-hedge derivative instruments declined by 20%. Total gold hedging commitments have been reduced by 206,000 ounces since the beginning of the year to 1,681,000 ounces at $304 per ounce on June 30, 2002.

EXPLORATION AND BUSINESS DEVELOPMENT

The Company is pursuing the increase of its asset base to generate further returns for its shareholders. During the quarter, the mined reserves at the Doyon Division were replaced and a study was initiated at the Sleeping Giant mine to assess various alternatives to gain access to deeper mining horizons and additional exploration targets.

The Company is also evaluating various investment opportunities in Canada, the Guiana Shield and Peru, to build on its current operating base.

A grassroots exploration program is underway on areas of the Omai mine property, including the Quartz Hill and Omai River concessions, which have not previously been explored. Thus far, there have been some encouraging stream sediment results and the Company is planning to proceed with follow-up groundwork. Drilling will be initiated on the most interesting targets this fall.

Exploration drilling is planned during the second half of the year on the La Grande Sud property in Northern Quebec, a joint-venture exploration project with Virginia Gold Mines, and on the Westwood-Warrenmac area, located on the eastern portion of the Doyon property, as well as properties to the west of Doyon.

Rosebel Gold Project

During the quarter, the Company completed the acquisition of Golden Star Resources' 50% interest in the Rosebel gold property, located in Suriname, to own a 100% interest therein. The purchase price was $8 million, of which an initial deposit of $3 million was paid to Golden Star on January 10, 2002, and a second tranche of $2 million was paid at closing in May; three payments of $1 million each are to be paid no later than the second, third and fourth anniversary of closing.

The Feasibility Study for the Rosebel project is advancing and should be submitted to the Government of Suriname during the third quarter. The Company is looking to begin construction on the Rosebel project by the end of the year following the securing of necessary financing.

OUTLOOK

Louis P. Gignac, President and CEO of Cambior, stated "During the third quarter, we will focus on the development of our asset base and pursue the reduction of our hedge book to benefit from the improving gold market. We also welcome Mr. Hiroshi Otsuka, Controller of Jipangu, to the Board of Directors in replacement of Mr. Tamisuke Matsufuji, who recently tendered his resignation from the Board".

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the Toronto Stock Exchange.

This press release contains certain "forward-looking statements", as defined in the *United States Private Securities Litigation Reform Act of 1995*, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2002 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSE and the Amex.

- 30 -

For additional information, please contact:
CAMBIOR INC.
Investor Relations
Robert LaVallière
Manager
Tel : (450) 677-2699
Fax : (450) 677- 3382
E-mail: info@cambior.com - Website: www.cambior.com
PR-2002-22

CAMBIOR INC.

HIGHLIGHTS

(unaudited) *All amounts in US dollars*	**Second Quarter ended June 30,** **2002**	2001	**First Half ended June 30,** **2002**	2001
RESULTS *(in millions of $)*				
Total revenues	**48.7**	49.9	**98.2**	97.4
EBITDA[(1)]	**8.4**	9.4	**18.3**	15.9
Cash flows from operating activities	**0.1**	7.3	**9.3**	74.7
Adjusted cash flows from operating activities[(2)]	**3.2**	7.3	**15.4**	19.7
Earnings (Loss) before the undernoted items	**0.6**	(1.4)	**2.1**	(6.8)
Non-hedge derivative losses and other	**(3.7)**	(9.5)	**(15.6)**	(5.0)
Net loss	**(3.1)**	(10.9)	**(13.5)**	(11.8)
PER SHARE *($)*				
EBITDA [(1)]	**0.06**	0.10	**0.15**	0.18
Cash flows from operating activities	**0.00**	0.08	**0.07**	0.83
Adjusted cash flows from operating activities[(2)]	**0.02**	0.08	**0.12**	0.22
Earnings (Loss) before the undernoted items	**0.00**	(0.02)	**0.02**	(0.08)
Non-hedge derivative losses and other	**(0.02)**	(0.10)	**(0.13)**	(0.05)
Net loss	**(0.02)**	(0.12)	**(0.11)**	(0.13)
Weighted average number of common shares outstanding (in millions)	**140.9**	90.6	**124.2**	89.7
GOLD PRODUCTION				
Number of ounces produced (000)	**137**	153	**286**	305
Number of ounces sold (000)	**137**	155	**293**	324
Accounting realized price ($ per ounce)	**311**	288	**300**	284
Average market price ($ per ounce)	**312**	268	**301**	266
Direct mining cost ($ per ounce)	**233**	219	**219**	219

FINANCIAL POSITION *(in millions of $)*	**June 30, 2002**	**December 31, 2001**
Cash and cash equivalents	**32**	15
Total assets	**273**	252
Total debt	**26**	51
Deferred revenue	**43**	49
Shareholders' equity	**156**	112

(1) Earnings before interest, taxes, depreciation and amortization and non-hedge derivative losses and other. (Note 13 of the notes to the consolidated financial statements).

(2) Cash flows from operating activities are presented without the deferred revenue. (Note 14 of the notes to the consolidated financial statements).

CAMBIOR INC.

GOLD PRODUCTION STATISTICS (unaudited)	Second Quarter ended June 30, 2002	Second Quarter ended June 30, 2001	First Half ended June 30, 2002	First Half ended June 30, 2001
Omai (100%)				
Production (ounces)	**73,500**	86,000	**155,500**	174,600
Tonnage milled (t)	**1,935,200**	1,953,400	**3,866,400**	3,895,400
Grade milled (g Au/t)	**1.29**	1.48	**1.35**	1.51
Recovery (%)	**91**	92	**92**	93
Direct mining costs ($ per tonne milled)	**9**	10	**9**	10
Direct mining costs ($ per ounce)	**232**	227	**218**	220
Depreciation ($ per ounce)	**41**	55	**40**	54
Doyon Division (1)				
Production (ounces)	55,100	59,300	**113,200**	114,300
Tonnage milled (t)				
Underground mines	**321,500**	308,800	**632,900**	600,500
Low grade stockpile	**11,900**	17,300	**20,100**	66,100
Total	**333,400**	326,100	**653,000**	666,600
Grade milled (g Au/t)				
Underground mines	**5.6**	6.2	**5.8**	6.1
Low grade stockpile	**1.0**	1.0	**1.0**	1.0
Average	**5.4**	5.9	**5.7**	5.6
Recovery (%)	**95**	96	**96**	96
Direct mining costs ($ per tonne milled)	**39**	38	**38**	37
Direct mining costs ($ per ounce)	**236**	208	**222**	218
Depreciation ($ per ounce)	**63**	65	**63**	68
Sleeping Giant (50%)				
Production (ounces)	**8,400**	8,100	**17,400**	16,400
Tonnage milled (t)	**26,800**	26,400	**54,900**	54,000
Grade milled (g Au/t)	**10.1**	9.9	**10.2**	9.7
Recovery (%)	**97**	97	**97**	97
Direct mining costs ($ per tonne milled)	**70**	65	**67**	63
Direct mining costs ($ per ounce)	**222**	212	**212**	208
Depreciation ($ per ounce)	**44**	39	**44**	52
TOTAL GOLD PRODUCTION (ounces)	**137,000**	153,400	**286,100**	305,300
DIRECT MINING COSTS ($ per ounce)	**233**	219	**219**	219

CONSOLIDATED GOLD PRODUCTION COSTS
($ per ounce)

Direct mining costs	**233**	219	**219**	219
Refining and transportation	**2**	2	**2**	2
By-product credits	**(2)**	(1)	**(2)**	(1)
Operating costs	**233**	220	**219**	220
Royalties	**9**	7	**9**	7
Total cash costs	**242**	227	**228**	227
Depreciation	**50**	58	**50**	59
Reclamation	**4**	3	**3**	3
Total production costs	**296**	288	**281**	289

METAL PRODUCTION

Niobec (50 %)				
Production of Ferroniobium (tonnes Nb)	**392**	355	**821**	719

(1) Includes the Doyon and Mouska mines.

SECOND QUARTER 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Management's Discussion and Analysis (MD&A) for the year ended December 31, 2001, the Company's annual audited consolidated financial statements, the notes relating thereto, supplementary financial information contained in the Company's Annual Report, and the quarterly financial statements and notes contained in this report.

During the second quarter of 2002, the Company continued to strengthen its balance sheet while maintaining a sound base of operations. Highlights included:

- Completion of public offering for proceeds of $39.2 million;
- Reduction in financial obligations of $22.3 million; and
- Production of 137,000 ounces in line with the operation plan.

CONSOLIDATED OPERATIONS

During the second quarter of 2002, the Company produced 137,000 ounces of gold in accordance with its operating plan, and 392 tonnes of niobium. The gold production decreased by 16,400 ounces compared to the corresponding period of 2001, as a result of the completion of mining in the Wenot pit of the Omai mine in April. Revenues totaled $48.7 million compared to $49.9 million for the corresponding period last year. The lower production in 2002 was offset by a higher realized gold price and increased sales from the Niobec Division. EBITDA[1] totaled $8.4 million compared to $9.4 million in 2001 as a result of higher exploration and business development costs, and general and administrative charges.

During the second quarter of 2002, Cambior realized a profit, prior to adjustments for non-hedge derivative losses, of $0.6 million compared to a loss of $1.4 million during the second quarter of 2001. Non-cash accounting adjustments due to a non-hedge derivative loss totaling $3.7 million resulted in a net loss of $3.1 million ($0.02 per share) (see Revenue Protection Program) compared to a net loss of $10.9 million ($0.12 per share) for the corresponding period in 2001.

For the first half of 2002, gold production totaled 286,100 ounces compared to 305,300 ounces produced during the corresponding period in 2001. Cambior's share of production from the Niobec mine amounted to 821 tonnes of niobium compared to 719 tonnes in the first half of 2001. Revenues totaled $98.2 million during the first half of 2002 compared to $97.4 million for the corresponding period of 2001. EBITDA was $18.3 million as compared to $15.9 million for the corresponding period of 2001.

During the first half of 2002, Cambior realized a profit, prior to adjustments for non-hedge derivative losses, of $2.1 million compared to a loss of $6.8 million during the first half of 2001. Non-cash accounting adjustments due to non-hedge derivative losses of $15.6 million resulted in a net loss of $13.5 million ($0.11 per share) compared to a net loss of $11.8 million ($0.13 per share) for the corresponding period in 2001.

EXPENSES

Mine operating costs in the second quarter of 2002 totaled $37.6 million compared to $39.1 million incurred during the corresponding quarter of 2001. In terms of costs per ounce, direct mining costs were $233 per ounce during the second

[1] Earnings before interest, taxes, depreciation and amortization and non-hedge derivative losses and other. (Note 13 of the notes to the consolidated financial statements).

quarter of 2002, higher than the $219 per ounce incurred in the corresponding quarter of 2001. Mine operating costs in the first half of 2002 totaled $75.2 million ($219 per ounce), compared to $78.4 million ($219 per ounce) incurred during the corresponding period of 2001. Higher fuel costs adversely affected the Omai mine in 2002. The operating statistics for the gold operations are as follows:

	Second Quarter ended June 30,				First Half ended June 30,			
	2002		2001		2002		2001	
	Ounces	Direct mining cost ($/ounce)	Ounces	Direct mining cost ($/ounce)	Ounces	Direct mining cost ($/ounce)	Ounces	Direct mining cost ($/ounce)
Omai mine	**73,500**	**232**	86,000	227	**155,500**	**218**	174,600	220
Doyon Division	**55,100**	**236**	59,300	208	**113,200**	**222**	114,300	218
Sleeping Giant mine (50%)	**8,400**	**222**	8,100	212	**17,400**	**212**	16,400	208
	137,000	**233**	153,400	219	**286,100**	**219**	305,300	219

Depreciation, depletion and amortization amounted to $7.2 million for the second quarter of 2002 compared to $9.4 million in the corresponding quarter of 2001 and amounted to $14.9 million for the first half of 2002 compared to $19.1 million in the corresponding period of 2001.

The decrease in financial expenses from $1.3 million in the second quarter of 2001 to $0.5 million during the second quarter of 2002 is attributable to the debt reduction and lower interest rates. Financial expenses totaled $1.2 million during the first half of 2002 compared to $3.5 million during the first half of 2001.

Benefiting from significant tax pools and losses, the Company is not subject to tax on its earnings. The Company is, however, liable for capital taxes and taxes on large corporations in Canada.

REVENUE PROTECTION PROGRAM AND GOLD MARKET

The Company is required to maintain a Revenue Protection Program under the terms of the 2001 Credit Facility. This program ensures that adequate cash flows are generated to meet the Company's financial obligations.

During the second quarter of 2002, the Company recorded a realized price of $311 per ounce of gold sold compared to a market price of $312 per ounce. During the same period last year, the Company realized a price of $288 per ounce of gold sold compared to a market price of $268 per ounce.

The Company obtains an independent valuation of its portfolio of gold commitments for each reporting period. This market valuation is based on the market price, the rate of interest, the gold lease rate and volatility. The transactions for which the quantity, price and timing of delivery are fixed (forwards and prepaid gold forwards), are accounted for under the hedge accounting method. Transactions in which there is no certainty for one or more of its key components (price, delivery date, quantity) are treated as "non-hedge derivatives" and the variation in their mark-to-market valuations is included in the Consolidated Statement of Operations. The variation in these valuations can be significant and can impact materially on the earnings from one end of period to the other. Because the Company has decided to minimize the use of optionalities, accounting adjustments caused by the mark-to-market fluctuations of optionalities are expected to have no impact on earnings after 2004.

Due to an increase in the closing price of gold from $301 per ounce on March 31, 2002 to $319 per ounce at the end of June 2002, the mark-to-market value of these non-hedge derivatives has been reduced by $1.1 million but this charge has no impact on cash flows. At June 30, 2002, the Company had gold commitments of 695,000 ounces at an average price of $324 per ounce with minimum delivery obligations of 230,000 ounces at $339 per ounce under these optional instruments, which is higher than the $319 an ounce market price at June 30, 2002. Optionalities declined by 20% during the second quarter of 2002. Some of the call options were exercised and converted into forward sales for delivery in future periods. In accordance with the accounting guidelines, the Company will recognize the reversal of the unrealized losses when the gold is delivered on these new forward contracts.

Following a modification to its credit facility agreement, the Company will aggressively pursue the reduction of its commitments under the hedge book through deliveries and the timely repurchase of outstanding positions.

At June 30, 2002, the Company had minimum delivery obligations of 1,216,000 ounces at a price of $299 per ounce and total commitments of 1,681,000 ounces at a price of $304 per ounce. These commitments include the optionalities described above.

The estimated mark-to-market position of the Company's total commitments is summarized as follows:

	June 30, 2002	March 31, 2002	December 31, 2001	June 30, 2001	March 31, 2001	December 31, 2000
Closing gold market price ($/oz)	319	301	277	271	258	273
Mark-to-market value of hedge derivatives and prepaid gold forward instruments (M$)	(38.0)	(23.5)	(1.0)	(2.1)	6.4	0.7
Mark-to-market value of non-hedge derivative instruments recognized in the balance sheet (M$)	(7.4)	(6.3)	5.3	1.0	10.5	6.1
Estimated mark-to-market value – Revenue protection program (M$)	(45.4)	(29.8)	4.3	(1.1)	16.9	6.8

	Second Quarter ended June 30, 2002	Second Quarter ended June 30, 2001	First Half ended June 30, 2002	First Half ended June 30, 2001
Impact on earnings of non-hedge derivative instruments (M$)				
Mark-to-market value at the end of period	**(7.4)**	1.0	**(7.4)**	1.0
Mark-to-market value at the beginning of period	**(6.3)**	10.5	**5.3**	6.1
Non-hedge derivative losses related to the variation on non-hedge derivatives instruments	**(1.1)**	(9.5)	**(12.8)**	(5.0)
Deferred non-hedge derivative losses related to the conversion of call options into forward instruments	**(2.3)**	-	**(2.3)**	-
Total non-hedge derivative losses	**(3.4)**	(9.5)	**(15.1)**	(5.0)

The negative $7.4 million mark-to-market value recognized on the balance sheet will fluctuate in accordance with market conditions for the price of gold, volatility, interest rates and optionalities expiring at each end of period. The Company has begun minimizing the use of these instruments in the future and their effect on earnings will be completed by the end of 2004. The expiry schedule of the variable volume forwards and the call options is as follows:

2002	39.0%
2003	38.0%
2004	23.0%
	100.0%

CASH FLOWS FROM OPERATING ACTIVITIES

During the second quarter of 2002, cash flows from operations were $4.6 million, a decrease of $3.1 million from last year as a result of the delivery of 12,980 ounces against the prepaid gold forward sales agreement for which the Company receives no cash proceeds. During the second quarter of 2002, the Company made payments for insurance and working compensation costs for the entire year and its impact on the working capital investment resulted in the net cash flows from operating activities being reduced to $0.1 million compared to $7.3 million in the same period of 2001.

For the first half of 2002, cash flows from operating activities were $9.3 million compared to $74.7 million in the same period of 2001. The difference is mainly due to the receipt of the $55.0 million proceeds from the prepaid gold forward agreement (deferred revenue) in 2001, and the non-cash delivery of $6.1 million in gold in 2002.

INVESTMENTS

Investing activities for the second quarter of 2002 totaled $8.5 million compared to $4.4 million for the same period last year. Investments were principally for the Doyon Division, Omai mine and Gross Rosebel project. Investing activities for the first half of 2002 totaled $16.5 million compared to $10.3 million in the same period in 2001.

(in millions of $)	Second Quarter ended June 30, 2002	First Half ended June 30, 2002
Doyon	1.9	4.1
Omai	1.8	3.2
Gross Rosebel	2.8	6.2
Others	2.0	3.0
Total	**8.5**	**16.5**

Gross Rosebel project

During the second quarter of 2002, the Company continued to secure necessary authorizations and fulfil the conditions necessary to complete the acquisition of the remaining 50% interest in Gross Rosebel from Golden Star Resources. The transaction was completed during the second quarter and Cambior disbursed the $2.0 million balance on the initial acquisition price payment. A payment of $3.0 million was made during the first quarter of 2002. A long-term debt of $2.6 million was accounted for during the second quarter of 2002 which represents the discounted amount of the three instalments of $1.0 million each to be paid no later than May 2004, May 2005 and May 2006 respectively.

Work continued on the finalization of the feasibility study, which is scheduled to be completed in the third quarter of 2002. The Company continues to anticipate a construction and development release for the project in the fourth quarter of 2002.

In addition, contracts were concluded to perform engineering and design work to complete the Project's feasibility during the third quarter of 2002.

FINANCING ACTIVITIES

Issuance of shares and warrants

2002 (in millions of $)	First Quarter	Second Quarter	Total
Issuance of shares			
-Public offering	17.3	38.6	55.9
-Exercise of warrants	-	0.6	0.6
	17.3	39.2	56.5

During the first quarter of 2002, Cambior completed a private placement for gross proceeds of $17.3 million (Cdn $27.8 million). The financing included the sale of 21,346,154 special warrants at $0.81 (Cdn $1.30) per special warrant, each special warrant was exercised into one common share and one-half warrant. Each whole warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. In connection with the financing, the Company granted compensation options to the underwriters, valued at approximately $0.3 million, to purchase 1,067,308 units (one share and one-half warrant) at Cdn $1.30 each.

During the second quarter of 2002, Cambior completed a public offering for gross proceeds of $38.6 million (Cdn $60.0 million), of 27,272,728 units at $1.42 (Cdn $2.20) per unit, each unit consisting of one common share and one-half Series B common share purchase warrant. Each whole Series B warrant entitles its holder to acquire one common share at a price of Cdn $3.00 at any time prior to November 24, 2003. In connection with the financing, the Company granted compensation options to the underwriters, valued at approximately $0.6 million, to purchase 1,363,636 additional units at Cdn $2.20 each.

During the second quarter, some 1,110,731 additional common shares were issued following the exercise of warrants for total proceeds of $0.6 million (Cdn $1.0 million).

Reduction of financial obligations

2002 (in millions of $)	First Quarter	Second Quarter	Total
Reduction of financial obligations			
-Reimbursement of the 2001 Credit facility	(8.6)	(19.3)	(27.9)
-Delivery of gold on the prepaid forward	(3.1)	(3.0)	(6.1)
	(11.7)	(22.3)	(34.0)

During the second quarter of 2002, as per the Cdn $60.0 million public offering agreement, a minimum of 50% of the gross proceeds thereof had to be used by the Company to repay outstanding indebtedness. Consequently, an amount of $19.3 million was used to repay outstanding debt under its 2001 Credit facility. In connection with such repayment, the credit facility agreement was amended to provide for a new schedule of payments for the term loan's outstanding balance, with $3.4 million quarterly payments commencing June 2003 to September 2004 and a residual payment of $2.0 million on December 31, 2004.

In March 2002, Cambior reimbursed $7.3 million under its revolving loan facility and $1.3 million under its term loan facility. At June 30, 2002, the Company had $10.0 million available under its revolving facility which is due at December 31, 2005.

During the first half of 2002, Cambior also reduced its financial obligations by $6.1 million by delivering 25,960 ounces of gold (12,980 ounces of gold each quarter) valued at $235 per ounce pursuant to its prepaid gold forward sale agreement.

NON-GAAP MEASURES

We have included a measure of earnings before interest, taxes, depreciation and amortization and unrealized non-hedge derivative losses ("EBITDA"), earnings before non-hedge derivative losses and adjusted cash flows from operating activities, because we believe that this information will assist investors' understanding of the level of our operational earnings and to assess our performance in 2002 compared to the prior year. We believe that conventional measures of performance prepared in accordance with generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. They are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Reconciliations of these non-GAAP performance measures are presented in notes 13 and 14 of the interim consolidated financial statements.

RISKS

By the very nature of its activities, the Company is subject to various financial, operational and political risks in the normal course of business. While the Company assesses and minimizes these risks by applying high operating standards, including the careful managing and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, independent audits and the purchase of insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

CAMBIOR INC.

CONSOLIDATED OPERATIONS *(in thousands of US dollars)* (unaudited)	Second Quarter ended June 30, 2002 $	 2001 $	First Half ended June 30, 2002 $	 2001 $
REVENUES				
Mining operations	**48,643**	49,493	**98,037**	96,791
Investments and other income	**118**	396	**181**	617
	48,761	49,889	**98,218**	97,408
EXPENSES				
Mining operations	**37,632**	39,119	**75,214**	78,381
Depreciation, depletion and amortization	**7,177**	9,437	**14,857**	19,111
Exploration and business development	**1,275**	548	**2,003**	950
General and administrative	**1,396**	810	**2,654**	2,180
Financial expenses	**506**	1,314	**1,161**	3,465
	47,986	51,228	**95,889**	104,087
Earnings (Loss) before the undernoted items	**775**	(1,339)	**2,329**	(6,679)
Non-hedge derivative losses and other	**(3,701)**	(9,467)	**(15,630)**	(5,037)
Income and mining taxes	**(164)**	(79)	**(221)**	(94)
Net loss	**(3,090)**	(10,885)	**(13,522)**	(11,810)
Basic and diluted loss per share (in dollars)	**(0.02)**	(0.12)	**(0.11)**	(0.13)
Weighted average number of common shares outstanding (in thousands)	**140,852**	90,563	**124,157**	89,651

CONSOLIDATED CONTRIBUTED SURPLUS *(in thousands of US dollars)* (unaudited)				
Balance, beginning	**23,047**	23,047	**23,047**	23,047
Transfer to deficit (Note 7)	**(23,047)**	-	**(23,047)**	-
Balance, ending	**-**	23,047	**-**	23,047

CONSOLIDATED DEFICIT *(in thousands of US dollars)* (unaudited)				
Balance, beginning	**(129,987)**	(110,376)	**(117,876)**	(109,374)
Net loss	**(3,090)**	(10,885)	**(13,522)**	(11,810)
Share and warrants issue expenses, net of income taxes	**(2,864)**	(13)	**(4,543)**	(90)
Transfer from contributed surplus (Note 7)	**23,047**	-	**23,047**	-
Balance, ending	**(112,894)**	(121,274)	**(112,894)**	(121,274)

CAMBIOR INC.

CONSOLIDATED CASH FLOWS *(in thousands of US dollars)* (unaudited)	Second Quarter ended June 30, **2002** **$**	 2001 $	First Half ended June 30, **2002** **$**	 2001 $
OPERATING ACTIVITIES				
Net loss	**(3,090)**	(10,885)	**(13,522)**	(11,810)
Deferred revenue (Note 5)	**-**	-	**-**	55,000
Non-cash items:				
Depreciation, depletion and amortization	**7,177**	9,437	**14,857**	19,111
Deferred gains	**(708)**	(955)	**(878)**	1,329
Deferred revenue – Delivery of gold on the prepaid forward (Note 5)	**(3,055)**	-	**(6,111)**	-
Future income and mining taxes	**-**	57	**-**	(27)
Non-hedge derivative losses and other	**3,701**	9,467	**15,630**	5,037
Provision for environmental obligations	**475**	363	**942**	814
Other	**85**	159	**133**	267
	4,585	7,643	**11,051**	69,721
Changes in non-cash working capital items	**(4,461)**	(265)	**(1,751)**	5,027
Cash flows from operating activities	**124**	7,378	**9,300**	74,748
INVESTING ACTIVITIES				
Investments	**(1,263)**	805	**(1,252)**	841
Property, plant and equipment	**(7,194)**	(5,073)	**(15,237)**	(10,618)
Discontinued operations	**-**	(146)	**-**	(514)
Cash flows used in investing activities	**(8,457)**	(4,414)	**(16,489)**	(10,291)
FINANCING ACTIVITIES				
Long-term debt – Borrowings	**-**	-	**-**	63,575
Long-term debt – Repayments	**(19,342)**	(1,643)	**(27,903)**	(120,270)
Deferred charges	**-**	-	**-**	(2,085)
Shares and warrants issued net of issue expenses	**36,968**	(13)	**52,901**	(90)
Cash flows from (used in) financing activities	**17,626**	(1,656)	**24,998**	(58,870)
Effect of changes in the exchange rate on cash held in foreign currency	**(125)**	230	**35**	421
Net increase in cash and cash equivalents	**9,168**	1,538	**17,844**	6,008
Cash and cash equivalents, beginning of period	**23,262**	8,018	**14,586**	3,548
Cash and cash equivalents, end of period	**32,430**	9,556	**32,430**	9,556

CAMBIOR INC.

CONSOLIDATED BALANCE SHEETS *(in thousands of US dollars)*	**June 30, 2002 $ *(unaudited)***	December 31, 2001 $ *(audited)*
ASSETS		
Current assets		
Cash and cash equivalents	**32,430**	14,586
Accounts receivable	**3,121**	3,134
Settlements receivable	**2,635**	2,471
Production inventories	**5,474**	8,001
Supplies inventory and prepaid expenses	**20,588**	19,185
	64,248	47,377
Investments (Note 3)	**3,184**	1,934
Property, plant and equipment	**203,210**	194,683
Deferred charges	**2,140**	2,448
Fair-value of non-hedge derivatives (Note 8)	**-**	5,330
	272,782	251,772
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**19,899**	22,609
Current portion of long-term debt	**3,547**	5,147
Current portion of deferred revenue	**12,222**	12,222
Current portion of deferred gains	**4,611**	3,661
	40,279	43,639
Long-term debt (Note 4)	**22,220**	45,930
Deferred revenue (Note 5)	**30,556**	36,667
Deferred gains	**997**	498
Provision for environmental obligations and other	**14,985**	13,505
Fair-value of non-hedge derivatives (Note 8)	**7,432**	-
	116,469	140,239
SHAREHOLDERS' EQUITY		
Capital stock	**284,171**	226,727
Contributed surplus (Note 7)	**-**	23,047
Deficit	**(112,894)**	(117,876)
Cumulative translation adjustment	**(14,964)**	(20,365)
	156,313	111,533
	272,782	251,772

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. They are consistent, except for the change described in note 2, with the policies and practices used in the preparation of the Company's audited annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2001.

The preparation of the interim consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

2. CHANGE IN ACCOUNTING POLICY

On January 1, 2002, the Company adopted, retroactively, the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation costs should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The Company has adopted the latter alternative treatment. The supplementary information required by this new Section is presented in note 10.

3. INVESTMENTS

	June 30, 2002 ***$000***	December 31, 2001 *$000*
Shares of public companies, at cost	**1,535**	333
Amount receivable from the purchaser of the El Pachon project of $2,000,000 discounted at 6.125%	**1,649**	1,601
	3,184	1,934

The fair market value of the publicly-traded companies is $5,895,000 based on the last quoted market price on June 28, 2002 ($1,048,000 at December 31, 2001).

4. LONG-TERM DEBT

The long-term debt position is summarized as follows:

	June 30, 2002 $000	December 31, 2001 $000
2001 Credit facility		
Term loan	22,440	42,994
Revolving loan	-	7,275
	22,440	50,269
Balance of purchase price	2,593	-
Obligations under capital lease	734	808
	25,767	51,077
Current portion	3,547	5,147
Long-term portion	22,220	45,930

2001 Credit Facility

The interest rate on the 2001 credit facility is based on LIBOR + margin. The margin ranges from 2% to 3% and is calculated based upon the ratio of the net present value of projected cash flows during the loan life to the net debt outstanding. The interest rate at June 30, 2002 was 3.91% and 4.99% at December 31, 2001.

Under the terms of the 2001 credit facility, the Company is required to maintain a mandatory hedging program. Prior to June 12, 2002, the Company was required to maintain sufficient hedges to cover a minimum of 70% of its estimated net future gold production during the loan life at a minimum hedged gold price of $290 per ounce. Effective June 12, 2002, the amount of physical hedges required was reduced to 35% of estimated net future gold production.

The Company has $10,000,000 available under its revolving loan facility until December 31, 2005.

Balance of purchase price

The balance of purchase price relates to the residual purchase price consideration payable to Golden Star Resources Ltd. for the acquisition of its 50% interest in the Gross Rosebel Project. The debt is guaranteed by a pledge on the shares of Rosebel Gold Mines N.V. purchased by Cambior from Golden Star. The amount due represents the discounted value of the three $1,000,000 instalments due no later than May 2004, May 2005 and May 2006 respectively.

At June 30, 2002, the minimum reimbursements on the long-term debt for the coming years are as follows:

Year of repayment	Term loan $000	Obligations under capital leases $000	Balance of purchase price $000	Total $000
2002 (6 months)	-	73	-	73
2003	10,200	147	-	10,347
2004	12,240	147	907	13,294
2005	-	147	864	1,011
2006	-	147	822	969
2007	-	73	-	73
	22,440	734	2,593	25,767

5. DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sale agreement (the "agreement") with a financial institution, whereby Cambior is committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries commencing July 2001 to December 2005. The cash proceeds from this prepaid sale was accounted for as deferred revenue.

The deliveries of gold under the prepaid gold forward agreement are scheduled as follows:

	Number of ounces	$000
2002 (6 months)	25,959	6,112
2003	51,919	12,222
2004	51,919	12,222
2005	51,919	12,222
	181,716	42,778
Current portion	51,919	12,222
Long-term portion	129,797	30,556

As at June 30, 2002, the estimated mark-to-market value of the agreement is negative $11,691,000, which is not accounted for in the balance sheet.

6. ISSUANCE OF COMMON SHARES AND WARRANTS

2002	First Quarter		Second Quarter		Total	
	Number of common shares	Amount	Number of common shares	Amount	Number of common shares	Amount
	000	*$000*	*000*	*$000*	*000*	*$000*
Securities offering	21,346	17,293	27,273	38,595	48,619	55,888
Exercise of warrants	-	-	1,111	649	1,111	649
Total issued	21,346	17,293	28,384	39,244	49,730	56,537
Common share purchase warrants		319		588		907
		17,612		39,832		57,444

During the first quarter of 2002, Cambior completed a private placement for gross proceeds of $17,293,000 (Cdn $27,750,000). The financing included the sale of 21,346,154 special warrants at $0.81 (Cdn $1.30) per special warrants and each special warrant was exercised into one common share and one-half warrant. Each whole warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. In connection with the financing, the Company granted compensation options to the underwriters, valued at $319,000, to purchase 1,067,308 units (each being comprised of one share and one-half warrant) at Cdn $1.30 each.

On May 16, 2002, Cambior closed a public offering of 27,272,728 units at $1.42 (Cdn $2.20) per unit for gross proceeds of $38,595,000 (Cdn $60,000,000). Each Unit consisted of one common share and one-half Series B common share purchase warrant. Each whole Series B warrant will be exercisable at a price of Cdn $3.00 at any time prior to November 24, 2003. In connection with the offering, the Company granted to the underwriters compensation options, estimated at $588,000, without payment of additional consideration, exercisable to purchase up to an aggregate of 1,363,636 units (the "Underwriters' Units") at price of Cdn $2.20 per Underwriters' Unit. Each Underwriters' Unit consist of one common share and one-half of a Series B warrant.

During the second quarter, some 1,110,731 additional common shares were issued following the exercise of warrants issued previously for total proceeds of $649,000 (Cdn $1,018,000).

6. ISSUANCE OF COMMON SHARES AND WARRANTS (continued)

As at June 30, 2002, the maximum number of warrants exercisable is as follows:

Date of issue	Expiry date	Exercise price ($ per share)	Number issued 000	Number outstanding 000
January 12, 2001	December 31, 2005	Cdn $0.56	1,300	746
December 12, 2001	November 30, 2002	US $0.83	4,950	4,950
February 27, 2002	February 27, 2003	Cdn $1.30	1,067	560
February 28, 2002	February 27, 2003	Cdn $1.70	11,207	11,187
May 16, 2002	May 16, 2003	Cdn $2.20	1,364	1,364
May 16, 2002	November 24, 2003	Cdn $3.00	14,318	14,318
			34,206	33,125

7. CONTRIBUTED SURPLUS

At their annual general and special meeting held on May 7, 2002, the Company's shareholders adopted a resolution to apply amounts available from the contributed surplus account ($23,047,000) to reduce the Company's accumulated deficit.

8. REVENUE PROTECTION PROGRAM

a) Gold sales and deliveries

The Company's gold sales and delivery commitments, with the financial counter-parties, as at June 30, 2002 are as follows:

		2002 (6 months)	2003	2004	2005	2006	2007	Total
FORWARDS								
Quantity	(000 ozs)	90	298	221	87	102	56	**854**
Average price	($/oz)	294	285	305	303	323	350	**302**
PREPAID GOLD FORWARDS (Note 5)								
Quantity	(000 ozs)	26	52	52	52	-	-	**182**
Average price	($/oz)	235	235	235	235	-	-	**235**
VARIABLE VOLUME FORWARDS(1)(3)								
Minimum quantity	(000 ozs)	31	68	34	68	29	-	**230**
Average price	($/oz)	332	336	338	342	346	-	**339**
SPOT DEFERRED (long)								
Ounces	(000 ozs)	(50)	-	-	-	-	-	**(50)**
Average price	($/oz)	315	-	-	-	-	-	**315**
MINIMUM DELIVERY OBLIGATIONS								
Quantity	(000 ozs)	97	418	307	207	131	56	**1,216**
Average price	($/oz)	280	288	297	299	328	350	**299**
CALL OPTIONS SOLD(2)								
Quantity	(000 ozs)	147	10	104	-	-	-	**261**
Average price	($/oz)	300	300	301	-	-	-	**301**
VARIABLE VOLUME FORWARDS(1)(3)								
Variable quantity	(000 ozs)	30	60	30	60	24	-	**204**
Average price	($/oz)	332	336	338	342	346	-	**339**
TOTAL DELIVERY COMMITMENTS								
Quantity	(000 ozs)	274	488	441	267	155	56	**1,681**
Average price	($/oz)	296	294	301	308	331	350	**304**

8. REVENUE PROTECTION PROGRAM (continued)

a) Gold sales and deliveries (continued)

(1) The Variable Volume Forward (VVF) position is for a nominal quantity of 288,504 ounces maturing at fixed delivery dates from July 2002 to May 2006. The delivery dates and strike prices are fixed, but the quantity to be delivered during any specific month may vary from a minimum of 80% (shown as minimum quantity in the table) up to a maximum of 150% of the nominal quantity based on a spot gold price ranging from $276 per ounce to $360 per ounce. Monthly test dates are set between July 2002 and May 2004.

Each increase of $1 per ounce in gold price above $276, at each monthly test date, will increase by 59 ounces per fixed period the minimum quantity of the VVF positions up to 5,000 ounces per period and has been recognized as a delivery commitment on the table.

(2) The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

(3) Certain call options sold, forwards and VVF positions, totaling 622,068 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% per annum.

(4) At June 30, 2002, the estimated mark-to-market value of Cambior's gold sales and deliveries commitments calculated at a spot price of $319 per ounce ($301 per ounce at March 31, 2002 and $277 per ounce at December 31, 2001) is the following:

	June 30, 2002 *$000*	December 31, 2001 *$000*
Forwards and prepaid gold forward	(37,944)	(1,016)
VVF and call options sold (accounted for in the balance sheet as fair value of non- hedge derivatives)	(7,432)	5,330
	(45,376)	4,314

As part of the mandatory hedging program, Cambior can roll forward its contracts up to the final maturity date of the 2001 credit facility and is not subject to margin calls.

b) Foreign exchange contracts

The Company's Canadian dollar hedging commitments as at June 30, 2002 are as follows:

	2003	2004	2005	Total
Fixed Forwards				
US dollars ($000)	55,455	36,422	16,039	107,916
Exchange rate	1.5565	1.5654	1.5571	1.5596

The Company is committed, through foreign exchange contracts, to deliver US $107,916,000 at an average exchange rate of Cdn $1.5596. As at June 30, 2002, the fair value gain of the foreign exchange contracts was $1,556,000. This amount was not accounted for in the consolidated statement of operations as the commitments of the Company to deliver US dollars are treated as hedge instruments. During the second quarter, the Company repurchased the 2002 foreign exchange contracts without major impact.

9. COMMON SHARE PURCHASE OPTION

At their Annual General and Special Meeting, the Shareholders approved an increase in the number of Common Shares issuable under the Stock Option Plan of 3,500,000 Common Shares for a new maximum of 9,000,000 Common Shares.

In accordance with its Stock Option Plan, during the second quarter of 2002, the Company granted 1,385,000 options at an exercise price of Cdn $2.20 each to directors, officers and key employees.

10. ACCOUNTING FOR COMPENSATION PLANS

The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), earnings (loss) per share and

10. ACCOUNTING FOR COMPENSATION PLANS (continued)

diluted earnings (loss) per share as if the fair value based method of accounting had been applied. The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account an expected life of 5 years, a semi-annual risk-free interest rate of 5.07% in 2002 (5.06% in 2001) and a volatility of 85% in 2002 (95% in 2001). A compensation charge is amortized over the vested period.

Accordingly the Company's net loss and basic and diluted net loss per share would have been increased on a pro forma basis as follows:

	Second Quarter ended June 30,				First Half ended June 30,			
	2002		2001		2002		2001	
	Actual	**Pro forma**	Actual	Pro forma	**Actual**	**Pro forma**	Actual	Pro forma
Net loss ($000)	**(3,090)**	**(3,293)**	(10,885)	(11,192)	**(13,522)**	**(13,832)**	(11,810)	(12,381)
Basic and diluted net loss per share ($)	**(0.02)**	**(0.02)**	(0.12)	(0.12)	**(0.11)**	**(0.11)**	(0.13)	(0.14)

The weighted average fair value of options granted in 2002 was $1.00 ($0.25 in 2001).

11. SEGMENTED INFORMATION

The Company operates four gold mines: Omai, located in Guyana; Doyon, which includes the Mouska mine, and Sleeping Giant (50% ownership through a joint venture), located in Québec, Canada. The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada.

	Omai *$000*	Doyon *$000*	Sleeping Giant *$000*	Niobec *$000*	Discontinued Operations *$000*	Corporate and others *$000*	Total *$000*
Second Quarter ended June 30, 2002							
Revenues	22,651	17,528	2,688	5,778	-	116	48,761
Financial expenses	599	44	12	-	-	(149)	506
Depreciation, depletion and amortization	2,981	3,455	373	222	-	146	7,177
Divisional earnings (loss)	182	850	423	2,120	-	(2,800)	775
Capital expenditures	1,787	1,911	307	239	-	4,213	8,457
Second Quarter ended June 30, 2001							
Revenues	26,104	15,997	2,218	5,106	-	464	49,889
Financial expenses	1,242	(86)	-	-	-	158	1,314
Depreciation, depletion and amortization	4,762	3,838	314	375	-	148	9,437
Divisional earnings (loss)	(920)	(250)	183	1,051	-	(1,403)	(1,339)
Capital expenditures	2,872	1,619	248	235	146	(706)	4,414
First Half ended June 30, 2002							
Revenues	46,829	34,153	5,315	11,742	-	179	98,218
Financial expenses	1,317	44	3	-	-	(203)	1,161
Depreciation, depletion and amortization	6,187	7,167	771	440	-	292	14,857
Divisional earnings (loss)	1,668	1,445	818	3,554	-	(5,156)	2,329
Capital expenditures	3,204	4,058	632	599	-	7,996	16,489
Property, plant and equipment	55,204	91,078	4,324	12,778	-	39,826	203,210
Divisional assets	71,454	94,195	4,981	19,713	-	82,439	272,782
First Half ended June 30, 2001							
Revenues	51,555	31,112	4,507	9,637	-	597	97,408
Financial expenses	2,939	(86)	-	-	-	612	3,465
Depreciation, depletion and amortization	9,479	7,727	858	734	-	313	19,111
Divisional earnings (loss)	(2,490)	(1,725)	222	1,371	-	(4,057)	(6,679)
Capital expenditures	5,156	3,839	631	457	514	(306)	10,291
Property, plant and equipment	67,319	98,505	4,608	12,449	14,525	29,465	226,871
Divisional assets	84,643	101,578	5,069	19,249	14,525	46,320	271,384

11. SEGMENTED INFORMATION (continued)

Reconciliation of reportable operating divisional earnings (loss) to net loss is as follows:

	Second Quarter ended June 30,		First Half ended June 30,	
	2002	2001	**2002**	2001
	$000	*$000*	***$000***	*$000*
Divisional earnings (loss)	**3,575**	64	**7,485**	(2,622)
Corporate and others	**(2,800)**	(1,403)	**(5,156)**	(4,057)
	775	(1,339)	**2,329**	(6,679)
Non-hedge derivative losses and other	**(3,701)**	(9,467)	**(15,630)**	(5,037)
Income and mining taxes	**(164)**	(79)	**(221)**	(94)
Net loss	(3,090)	(10,885)	(13,522)	(11,810)

12. EARNINGS PER SHARE

The following number of equity instruments was not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

	June 30, 2002 Number of instruments (000)	June 30, 2001 Number of instruments (000)
Options	**5,661**	4,979
Warrants	**33,125**	6,300
	38,786	11,279

13. RECONCILIATION OF EARNINGS (LOSS) BEFORE NON-HEDGE DERIVATIVE LOSSES AND EBITDA TO GAAP NET LOSS

Earnings before interest, taxes, depreciation and amortization and non-hedge derivative losses are summarized as follows:

	Second Quarter ended June 30,		First Half ended June 30,	
	2002	2001	**2002**	2001
	$000	*$000*	***$000***	*$000*
Net loss (GAAP)	**(3,090)**	(10,885)	**(13,522)**	(11,810)
Add :				
Non-hedge derivative losses and other	**3,701**	9,467	**15,630**	5,037
Earnings (Loss) before non-hedge derivative losses	**611**	(1,418)	**2,108**	(6,773)
Depreciation, depletion and amortization	**7,177**	9,437	**14,857**	19,111
Financial expenses	**506**	1,314	**1,161**	3,465
Income and mining taxes	**164**	79	**221**	94
EBITDA	**8,458**	9,412	**18,347**	15,897

14. RECONCILIATION OF ADJUSTED CASH FLOWS FROM OPERATING ACTIVITIES TO GAAP CASH FLOWS FROM OPERATING ACTIVITIES

	Second Quarter ended June 30,		First Half ended June 30,	
	2002	2001	**2002**	2001
	$000	*$000*	***$000***	*$000*
Cash flows from operating activities (GAAP)	**124**	7,378	**9,300**	74,748
Adjustments:				
Deferred revenue	**-**	-	**-**	(55,000)
Deferred revenue - Delivery of gold on the prepaid forward	**3,055**	-	**6,111**	-
	3,055	-	**6,111**	(55,000)
Adjusted cash flows from operating activities	**3,179**	7,378	**15,411**	19,748

15. ADDITIONAL INFORMATION

Foreign exchange rates were as follows:

Cdn $/US $		**2002**	2001
June 30	(Closing)	**1.5162**	1.5140
March 31	(Closing)	**1.5942**	1.5763
December 31	(Closing)	**-**	1.5928
First Quarter	(Average)	**1.5946**	1.5280
Second Quarter	(Average)	**1.5549**	1.5409
First Half	(Average)	**1.5744**	1.5344

The number of common shares outstanding at the following dates were:

June 30, 2002	154,634,000
March 31, 2002	126,250,000
December 31, 2001	104,904,000

CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, July 24, 2002
All amounts are expressed in US dollars

CAMBIOR REDUCES GOLD HEDGING COMMITMENTS

Cambior Inc. is pleased to announce that it has reduced its hedging commitments by 17% since the end of the second quarter of 2002, and 26% since the beginning of the year, by converting all its variable volume forward commitments, 434,000 ounces at $339 per ounce, into 227,000 ounces of fixed forward positions at an average price of $331 per ounce. This reduction was completed without any cash outlay by the Company .

The elimination of the variable volume forwards will reduce the quarterly fluctuation of the mark-to-market value of the non-hedge derivative instruments which has affected Cambior's results over the past year.

The updated revenue protection program is outlined in the attached table. Cambior is reducing its hedging commitments as per the modifications to its credit agreement with its lenders announced on June 12, 2002, whereby the requirement to hedge was reduced from 70% to 35% of production from its existing gold mines until 2005.

Louis P. Gignac, President and CEO of Cambior, stated "The reduction and the simplification of the hedge book are in line with our strategy and will allow a better understanding of our revenue protection program by investors and increase our exposure to the gold market".

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the Toronto Stock Exchange.

This press release contains certain "forward-looking statements", as defined in the *United States Private Securities Litigation Reform Act of 1995*, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2002 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSE and the Amex.

For additional information, please contact:
CAMBIOR INC.
<u>Investor Relations</u>
Robert LaVallière
Manager
Tel : (450) 677-2699
Fax : (450) 677- 3382
E-mail: info@cambior.com - Website: www.cambior.com
PR-2002-23

REVENUE PROTECTION PROGRAM

The Company's gold sales and delivery commitments, with the financial counter-parties, as at July 24, 2002 are as follows:

		2002[(1)]	2003	2004	2005	2006	2007	Total
FORWARDS								
Quantity	(000 ozs)	114	363	255	155	130	56	**1 073**
Average price	($/oz)	303	294	309	317	326	350	**308**
PREPAID GOLD FORWARDS								
Quantity	(000 ozs)	26	52	52	52	-	-	**182**
Average price	($/oz)	235	235	235	235	-	-	**235**
SPOT DEFERRED (long)								
Quantity	(000 ozs)	(50)	(50)	-	-	-	-	**(100)**
Average price	($/oz)	315	313	-	-	-	-	**314**
MINIMUM DELIVERY OBLIGATIONS								
Quantity	(000 ozs)	90	365	307	207	130	56	**1,155**
Average price	($/oz)	277	283	296	296	326	350	**297**
CALL OPTIONS SOLD								
Quantity	(000 ozs)	125	10	104	-	-	-	**239**
Average price	($/oz)	302	300	301	-	-	-	**302**
TOTAL DELIVERY COMMITMENTS								
Quantity	(000 ozs)	215	376	411	207	130	56	**1,395**
Average price	($/oz)	292	283	297	296	326	350	**297**

(1) For the remaining period from July 24 to December 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.

Date: August 1, 2002

By: ______________________
Marc Dagenais
Vice President, Legal Affairs and
Corporate Secretary